SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Subject Company)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

170032809
(CUSIP Number of Class of Securities)

James E. Thompson, Esq.
Executive Vice President and Chief Legal Officer
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202
(980) 636-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

David J. Friedman, Esq.
Peter C. Krupp, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), by Cavendish Global Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), and Cavendish Acquisition Corporation, a New Jersey corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 26, 2014, by and among Chiquita, Parent, Merger Sub and, solely for purposes of Article IX of the Merger Agreement, Burlingtown UK LTD, a company incorporated in England and Wales (“Burlingtown”), and Erichton Investments Ltd., a company incorporated in the British Virgin Islands (“Erichton,” and together with Merger Sub, Parent and Burlingtown, “Cutrale-Safra”):

(i) joint press release of Chiquita and Cutrale-Safra, dated October 27, 2014;

(ii) letter, dated October 27, 2014, from Edward F. Lonergan, the President and Chief Executive Officer of Chiquita, to Chiquita employees;

(iii) frequently asked questions to Chiquita employees;

(iv) letter, dated October 27, 2014, to Chiquita customers; and

(v) letter, dated October 27, 2014, to Chiquita suppliers/growers;

The items listed above were first used or made available on October 27, 2014. In addition, the information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on October 27, 2014 (including all exhibits attached thereto) are incorporated herein by reference.

No Offer or Solicitation

A tender offer for the outstanding shares of Chiquita has not yet commenced. This communication also is not intended to and does not constitute an offer to buy or the solicitation of an offer to sell any securities. When the tender offer is commenced, Merger Sub will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and thereafter Chiquita will file a Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Important Additional Information Has Been Filed and Will Be Filed With The SEC

Cutrale-Safra will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents, and Chiquita will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer by Merger Sub with the SEC following the commencement of Merger Sub’s tender offer for all outstanding shares of Chiquita common stock. Any Tender Offer Statement filed by Cutrale-Safra and any Solicitation/ Recommendation Statement filed by Chiquita that is required to be mailed to shareholders will be mailed to shareholders of Chiquita. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (including an offer to purchase, a Form of letter of transmittal and other tender offer related documents) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND ANY AMENDMENTS THERETO, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202.

Forward-Looking Statements

This communication contains certain “forward-looking statements” with respect to certain plans and objectives of Chiquita and Cutrale-Safra with respect to the proposed acquisition of Chiquita by Cutrale-Safra, the tender offer and the related merger, including the timing of the completion of the tender offer and the merger, under the merger agreement between Chiquita and Cutrale-Safra. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward- looking statements. Such factors include, but are not limited to, the risk that the acquisition of Chiquita and the tender offer and the merger may not be consummated in a timely manner as a result of pending regulatory approvals. Neither Chiquita nor Cutrale-Safra assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Cutrale-Safra and Chiquita Announce Definitive Merger Agreement

Cutrale-Safra to Acquire Chiquita for $14.50 Per Share in Cash in a Transaction Valued at Approximately $1.3 Billion

Merger to Enhance Chiquita's Position Worldwide

Provides Chiquita with Extensive Experience in All Aspects of Fruit and Juice Value Chain

NEW YORK and CHARLOTTE, N.C., Oct. 27, 2014 -- Chiquita Brands International Inc. ("Chiquita") (NYSE: CQB) and the Cutrale-Safra group today announced a definitive merger agreement. Under the merger agreement, which has been unanimously approved by the Chiquita Board of Directors, Cutrale-Safra will acquire all outstanding common shares of Chiquita for $14.50 per share in cash.

The transaction combines Chiquita, one of the leading fresh produce companies, with Cutrale Group, one of the world's most highly regarded agribusiness and juice companies, and the Safra Group, a leading global financial services firm with a strong track record of successful investments.

Cutrale-Safra stated: "We are pleased to make this long-term investment in Chiquita, one of the leading fresh produce companies in the world. It has impressive brand loyalty and recognition through its Chiquita and Fresh Express brands, providing the company with a strong competitive edge in the growing worldwide demand for high-quality fresh fruits and salads. Cutrale-Safra is committed to supporting Chiquita as it continues to build out the strength of its franchises. To ensure Chiquita has the premier and most sustainable platform in its sector, Chiquita will be able to access Cutrale- Safra's substantial experience in all aspects of the fruit and juice value chain and extensive financial expertise. Chiquita will be able to take advantage of the vast knowledge of the Cutrale Group in farming, processing, technology, sourcing, distribution, logistics and marketing. Furthermore, the Safra Group's highly regarded global reputation for business and investment success, its knowledge of market conditions around the world, and its long term relationships internationally all can add value to Chiquita and further enhance its prospects. Cutrale-Safra is confident that Chiquita will have the capabilities necessary to grow its business and benefit its stakeholders, including employees, business partners, customers, distributors and suppliers. We look forward to working together with the Chiquita employees to build further on Chiquita's success."

"This transaction demonstrates our Board's commitment to maximizing shareholder value and underscores the significant progress Chiquita has achieved over the past couple of years in our financial and operational performance," said Ed Lonergan, Chiquita's Chief Executive Officer. "We are pleased with the substantial value and significant all-cash premium we have delivered through this exciting agreement with the Cutrale Group and the Safra Group. Through the due diligence process, we developed a tremendous amount of respect for the entire Cutrale-Safra team, especially their knowledge and understanding of global agribusiness, shipping and manufacturing. Chiquita and Fresh Express are some of the most recognizable brands in the sector, and we are confident that Cutrale-Safra will be good stewards of the business moving forward. We look forward to working with Cutrale-Safra to ensure a smooth transition and complete the transaction as expeditiously as possible. We would once again like to express our sincere gratitude to Chiquita's employees around the world for their hard work and dedication on behalf of Chiquita and our customers."

The $14.50 per share consideration to be received by Chiquita shareholders represents a 33.8% premium to Chiquita's closing price on March 7, 2014, the last trading day prior to the announcement of Chiquita's transaction with Fyffes plc. The transaction is valued at approximately $1.3 billion, including the assumption of Chiquita's net debt.

The merger agreement between Cutrale-Safra and Chiquita provides for Cutrale-Safra to commence a tender offer and following the closing of the tender offer to acquire all remaining shares through a merger. The transaction is not subject to any financing conditions.

The transaction is subject to the satisfaction of customary closing conditions and regulatory approvals and is expected to close by the end of the year or early 2015. Following the close of the transaction, Chiquita will become a wholly owned subsidiary of the Cutrale-Safra group, and remain incorporated in New Jersey.

About Chiquita Brands International, Inc.

Chiquita Brands (NYSE: CQB) is a leading international marketer and distributor of nutritious, high-quality fresh and value-added food products - from energy-rich bananas, blends of convenient green salads and other fruits to healthy snacking products. The company markets its healthy, fresh products under the Chiquita(R) and Fresh Express(R) premium brands and other related trademarks. With annual revenues of more than $3 billion, Chiquita employs approximately 20,000 people and has operations in nearly 70 countries worldwide. For more information, please visit www.chiquita.com.

About Cutrale Group

The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family. Entities within the Cutrale Group collectively make up one of the world's most highly regarded agribusiness and juice companies in the world and one of the world's leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices. The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group

The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.

No Offer or Solicitation

A tender offer for the outstanding shares of Chiquita has not yet commenced. This communication also is not intended to and does not constitute an offer to buy or the solicitation of an offer to sell any securities. When the tender offer is commenced, Cavendish Acquisition Corporation ("Cavendish"), a direct wholly owned subsidiary of Cavendish Global Limited, a private limited company jointly owned by Burlingtown UK LTD and Erichton Investments Ltd., which are affiliates of the Cutrale Group and the Safra Group, respectively, will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the "SEC"), and thereafter Chiquita will file a Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Important Additional Information Has Been Filed and Will Be Filed With The SEC

Cutrale-Safra will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents, and Chiquita will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer by Cavendish with the SEC following the commencement of Cavendish's tender offer for all outstanding shares of Chiquita common stock. Any Tender Offer Statement filed by Cutrale-Safra and any Solicitation/ Recommendation Statement filed by Chiquita that is required to be mailed to shareholders will be mailed to shareholders of Chiquita. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (including an offer to purchase, a Form of letter of transmittal and other tender offer related documents) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND ANY AMENDMENTS THERETO, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202.

Forward-Looking Statements

This communication contains certain "forward-looking statements" with respect to certain plans and objectives of Chiquita and Cutrale-Safra with respect to the proposed acquisition of Chiquita by Cutrale-Safra, the tender offer and the related merger, including the timing of the completion of the tender offer and the merger, under the merger agreement between Chiquita and Cutrale-Safra. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward- looking statements. Such factors include, but are not limited to, the risk that the acquisition of Chiquita and the tender offer and the merger may not be consummated in a timely manner as a result of pending regulatory approvals. Neither Chiquita nor Cutrale-Safra assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Cutrale-Safra Media Contact:

Jeremy Fielding / Stef Goodsell

Kekst and Company

(212) 521-4858/4878

jeremy-fielding@kekst.com / stef-goodsell@kekst.com

Chiquita Contacts

Investors

Steve Himes

1 980-636-5636

shimes@chiquita.com

Media

Ed Loyd

1 980-636-5145

eloyd@chiquita.com

Kelly Sullivan, Averell Withers or Joe Berg

Joele Frank, Wilkinson Brimmer Katcher

1 212-355-4449

 Dear Chiquita Team,

Today, we announced that we have entered into a definitive agreement to be acquired by the Cutrale Group and the Safra Group (Cutrale-Safra) for $14.50 per share in cash.  As communicated on Friday, Chiquita’s Board of Directors continued to have discussions with Cutrale-Safra following the Special Meeting of Shareholders and unanimously determined that this agreement with Cutrale-Safra is in the best interests of all of Chiquita’s stakeholders, including our shareholders, customers and you – our valued employees.

This is a great outcome as this transaction delivers immediate and significant value to our shareholders and positions Chiquita for long-term success in an increasingly competitive marketplace.  More importantly, this transaction is a testament to all of your hard work and commitment.  Cutrale-Safra sees the value of what we have been able to achieve at Chiquita and we can now move forward with a transaction that provides significant opportunities for growth.

For those of you who might only be familiar with Cutrale-Safra from the public communications over the last few months, let me provide some additional detail on both companies that should help give you a better sense of who they are.  The Cutrale Group is one of the world's most highly regarded agribusiness and juice companies with global operations including oranges, apples, peaches, lemons and soybeans. Cutrale’s platform offers Chiquita extensive experience in all aspects of the fruit and juice value chain.  The Safra Group is a leading global financial services firm with a strong track record of successful investments in major industries, including banking, real estate and agribusiness.

Under Cutrale-Safra’s ownership, we expect to continue to invest considerably in the growth of our businesses as we look to enhance our competitive position.  By joining with Cutrale-Safra, we will gain a backdrop of world-class, established industry expertise and significant financial resources that will enhance Chiquita’s long-term growth prospects.  Our strong position in bananas and salads and healthy snacks segment will be enhanced by access to Cutrale’s capabilities and expertise from its existing fresh fruit portfolio, creating a stronger Chiquita.

We have a tremendous amount of respect for José Luis Cutrale Sr. and Jr. and the entire Cutrale-Safra team, especially their knowledge and understanding of global agribusiness, shipping and manufacturing.  Chiquita Brands has some of the most recognizable brands in the sector, and we are confident that Cutrale-Safra will be good stewards of the business moving forward.  We are in complementary businesses, and Cutrale-Safra will be looking to our team for our expertise in bananas and salads, and our employees will benefit from Chiquita having access to the resources and expertise of Cutrale-Safra to help in its future growth.

I want to extend my sincere gratitude for your continued commitment and focus throughout this process on behalf of Chiquita and our customers.  Despite the considerable external noise around our company over the past few months, you have remained disciplined and worked hard to deliver high-quality products to our valued customers.

We anticipate that the transaction will close by the end of the year or early 2015, following the receipt of the necessary approvals.  Following the close of the transaction Chiquita will become part of a private company and will cease to trade publicly.

Until the transaction closes, Chiquita will continue to operate as an independent company.  We must all continue to remain focused on our day-to-day responsibilities and it is critical that we deliver on our business plans and goals for the rest of the year as we continue to execute on our strategy.

As always, we are committed to keeping you updated throughout this process.  There is a global employee town hall meeting scheduled for tomorrow at 10:00 a.m. ET.  We will provide additional details and answer as many questions as we can as we prepare to move forward together.

I want to thank you again for your commitment to Chiquita.  I hope you share my enthusiasm about Cutrale-Safra as we move forward as a stronger fresh fruit company with an even brighter future.

Sincerely,

No Offer or Solicitation

A tender offer for the outstanding shares of Chiquita has not yet commenced. This communication also is not intended to and does not constitute an offer to buy or the solicitation of an offer to sell any securities. When the tender offer is commenced, Cavendish Acquisition Corporation (“Cavendish”), a direct wholly owned subsidiary of Cavendish Global Limited, a private limited company jointly owned by Burlingtown UK LTD and Erichton Investments Ltd., which are affiliates of the Cutrale Group and the Safra Group, respectively, will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and thereafter Chiquita will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Important Additional Information Has Been Filed and Will Be Filed With The SEC

Chiquita will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer by Cavendish with the SEC following the commencement of Cavendish’s tender offer for all outstanding shares of Chiquita common stock. Any Solicitation/Recommendation Statement filed by Chiquita that is required to be mailed to shareholders will be mailed to shareholders of Chiquita. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (including an offer to purchase, a related letter of transmittal and other offer documents) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND ANY AMENDMENTS THERETO, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202.

Forward-Looking Statements

This communication contains certain “forward-looking statements” with respect to certain plans and objectives of Chiquita and Cutrale-Safra with respect to the proposed acquisition of Chiquita by Cutrale-Safra, the tender offer and the related merger, including the timing of the completion of the tender offer and the merger, under the merger agreement between Chiquita and Cutrale-Safra. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the risk that the acquisition of Chiquita and the tender offer and the merger may not be consummated in a timely manner as a result of pending regulatory approvals. Neither Chiquita nor Cutrale-Safra assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Chiquita & Cutrale – Safra: Employee FAQ

1.	What was announced today?
•	Today we announced a definitive agreement to be acquired by the Cutrale Group and the Safra Group (“Cutrale-Safra”).

2.	Do you have more information about Cutrale-Safra?
•	We have a tremendous amount of respect for the entire Cutrale-Safra team, especially their knowledge and understanding of global agribusiness, shipping and manufacturing.

•	The Cutrale Group is one of the world's most highly regarded agribusiness and juice companies with global operations including oranges, apples, peaches, lemons and soybeans. Cutrale’s platform offers Chiquita extensive experience in all aspects of the fruit and juice value chain.

•	The Safra Group is a leading global financial services firm with a strong track record of successful investments in major industries, including banking, real estate and agribusiness. It operates banks and invests in other businesses across North and South America, Europe, the Middle East and Asia.

3.	What does this mean for Chiquita?
•	This is a great outcome as this transaction delivers immediate and significant value to our shareholders and positions Chiquita for long-term success in an increasingly competitive marketplace. We are now able to move forward with a transaction that provides significant opportunities for growth.

•	Under Cutrale-Safra’s ownership, we expect to continue to invest considerably in the growth of our businesses as we look to enhance our competitive position.

•	Through Cutrale-Safra’s investment, we will gain a backdrop of Cutrale-Safra's substantial experience in all aspects of the fruit and juice value chain and extensive financial expertise that will enhance Chiquita’s long-term growth prospects. Our strong position in bananas and salads and healthy snacks segment will be enhanced by access to Cutrale’s capabilities and expertise from its existing fresh fruit portfolio, creating a stronger Chiquita.

•	We also expect to benefit from Cutrale’s vast experience and knowledge of farming, processing, technology, sourcing, distribution, logistics, and marketing. Cutrale-Safra is committed to supporting Chiquita as it continues to build out the strength of its franchises.

4.	What will happen to the Chiquita name and brand? Where will its main offices be located?

•	Chiquita and Fresh Express are some of the most recognizable brands in the sector, and we are confident that Cutrale-Safra will be good stewards of the business moving forward.

•	Upon closing of the transaction, Chiquita will become a wholly owned subsidiary of the Cutrale-Safra group, and remain incorporated in New Jersey.

•	That said, we are still in the early stages of this process, and it would be premature to speculate about additional details, which will be determined at the appropriate time.

5.	What does this mean for Chiquita employees? How will it benefit us?
•	This transaction is a testament to the extraordinary hard work and commitment of the Chiquita team. In addition, Cutrale-Safra is confident that Chiquita will have the capabilities necessary to grow its business and benefit its stakeholders, including employees, business partners, customers, distributors and suppliers.

•	We are in complementary businesses, and Cutrale-Safra will be looking to our team for our expertise in bananas and salads, and our employees will benefit from Chiquita having access to the resources and expertise of Cutrale-Safra to help in its future growth.

•	This transaction has only just been announced and as a result, we are still working through the details of the transaction. We will be working over the next months to ensure a smooth execution of the merger and we are committed to keeping you as informed as possible during this process.

6.	Will this announcement have any impact on my job? Will there be any layoffs or transfers as a result of this announcement?

•	Cutrale-Safra is confident that Chiquita will have the capabilities necessary to grow its business and benefit its stakeholders, including employees, business partners, customers, distributors and suppliers.

•	Until the transaction closes, it will be business as usual for all Chiquita employees and the announcement should have no effect on the day-to-day operations of our business.

•	We must all continue to remain focused on our day-to-day responsibilities and it is critical that we deliver on our business plans and goals for the rest of the year as we continue to execute on our stated strategy.

7.	Will there be any changes in employee benefits and compensation?
•	Between now and when the transaction is completed all responsibilities, employee benefits and compensation remain the same. We should continue delivering on our goals for the rest of 2014, as well as into 2015, and providing the outstanding quality and customer service that Chiquita is known for.

8.	What will happen to Fyffes?
•	As announced on Friday, the merger agreement between Chiquita and Fyffes was terminated. Fyffes will return to being one of Chiquita’s competitors.

9.	What are the next steps? When will the transaction be completed?
•	Chiquita and Cutrale-Safra will work to obtain the necessary approvals and we expect the transaction will be completed by the end of the year or early 2015.

10.	Who can I speak to if I have additional questions?
•	While we may not be able to answer all of your questions at this time, if you have further questions, please contact your manager. Please know that we are committed to keeping you informed as additional information becomes available.

•	There is a global employee town hall meeting scheduled for tomorrow at 10:00 a.m. ET. During this meeting Ed Lonergan will provide additional details and answer questions about Cutrale-Safra and the transaction.

11.	What should I say if I’m contacted by media, financial community, or other third parties about the transaction?
•	This announcement is likely to attract significant interest from external parties. As always, it is important that the Company speaks with one voice. Please forward any investor calls to Steve Himes at 980-636-5636 and any media calls to Ed Loyd at 980-636-5145.

No Offer or Solicitation

A tender offer for the outstanding shares of Chiquita has not yet commenced. This communication also is not intended to and does not constitute an offer to buy or the solicitation of an offer to sell any securities. When the tender offer is commenced, Cavendish Acquisition Corporation (“Cavendish”), a direct wholly owned subsidiary of Cavendish Global Limited, a private limited company jointly owned by Burlingtown UK LTD and Erichton Investments Ltd., which are affiliates of the Cutrale Group and the Safra Group, respectively, will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and thereafter Chiquita will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Important Additional Information Has Been Filed and Will Be Filed With The SEC

Cutrale-Safra will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents, and Chiquita will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer by Cavendish with the SEC following the commencement of Cavendish’s tender offer for all outstanding shares of Chiquita common stock. Any Tender Offer Statement filed by Cutrale-Safra and any Solicitation/Recommendation Statement filed by Chiquita that is required to be mailed to shareholders will be mailed to shareholders of Chiquita. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A FORM OF LETTER OF TRANSMITTAL AND OTHER TENDER OFFER RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND ANY AMENDMENTS THERETO, AS WELL AS OTHER DOCUMENTS

FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202.

Forward-Looking Statements

This communication contains certain “forward-looking statements” with respect to certain plans and objectives of Chiquita and Cutrale-Safra with respect to the proposed acquisition of Chiquita by Cutrale-Safra, the tender offer and the related merger, including the timing of the completion of the tender offer and the merger, under the merger agreement between Chiquita and Cutrale-Safra. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the risk that the acquisition of Chiquita and the tender offer and the merger may not be consummated in a timely manner as a result of pending regulatory approvals. Neither Chiquita nor Cutrale-Safra assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

October 27, 2014

To Our Valued Customer:

I wanted to reach out to share some exciting news regarding Chiquita. Today, we announced that we have entered into a definitive agreement to be acquired by the Cutrale Group and the Safra Group (Cutrale-Safra).

Chiquita and Fyffes have terminated their merger agreement and Chiquita’s Board has unanimously determined that reaching an agreement with Cutrale-Safra is in the best interests of all of Chiquita’s stakeholders.

For those of you who might not be familiar with Cutrale-Safra, the Cutrale Group is one of the world's most highly regarded agribusiness and juice companies with global operations including oranges, apples, peaches, lemons and soybeans. The Safra Group is a leading global financial services firm with a strong track record of successful investments in major industries, including banking, real estate and agribusiness.

Through Cutrale-Safra’s investment, we will gain a backdrop of Cutrale-Safra’s substantial experience in all aspects of the fruit and juice value chain and extensive financial expertise that will enhance Chiquita’s long-term growth prospects for the benefit of all our stakeholders, including our customers. Our strong position in bananas and salads and healthy snacks segment will be enhanced by access to Cutrale’s capabilities and expertise from its existing fresh fruit portfolio, creating a stronger Chiquita.

We have a tremendous amount of respect for the entire Cutrale-Safra team, especially their knowledge and understanding of global agribusiness, shipping and manufacturing. Chiquita and Fresh Express are some of the most recognizable brands in the sector, and we are confident that Cutrale-Safra will be good stewards of the business moving forward.

We anticipate that the transaction will close by the end of the year or early 2015. Up until the close of the transaction, we will continue to operate as separate companies. You can to count on us to deliver the exceptional quality product and same service that you have come to expect from Chiquita. Ultimately this transaction will allow us to serve you ever better.

Please be assured, we expect this transition to be smooth for you and all our customers. We are committed to keeping you informed of important developments throughout this process. If you have any questions or concerns, please do not hesitate to contact [NAME] at [XXX−XXX−XXXX].

We look forward to building our relationship with you as we begin this exciting new chapter and appreciate your continued support.

Sincerely,

[Chiquita Contact]

TITLE

No Offer or Solicitation

A tender offer for the outstanding shares of Chiquita has not yet commenced. This communication also is not intended to and does not constitute an offer to buy or the solicitation of an offer to sell any securities. When the tender offer is commenced, Cavendish Acquisition Corporation (“Cavendish”), a direct wholly owned subsidiary of Cavendish Global Limited, a private limited company jointly owned by Burlingtown UK LTD and Erichton Investments Ltd., which are affiliates of the Cutrale Group and the Safra Group, respectively, will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and thereafter Chiquita will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Important Additional Information Has Been Filed and Will Be Filed With The SEC

Cutrale-Safra will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents, and Chiquita will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer by Cavendish with the SEC following the commencement of Cavendish’s tender offer for all outstanding shares of Chiquita common stock. Any Tender Offer Statement filed by Cutrale-Safra and any Solicitation/Recommendation Statement filed by Chiquita that is required to be mailed to shareholders will be mailed to shareholders of Chiquita. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (including an offer to purchase, a Form of letter of transmittal and other tender offer related documents) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND ANY AMENDMENTS THERETO, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202.

Forward-Looking Statements

This communication contains certain “forward-looking statements” with respect to certain plans and objectives of Chiquita and Cutrale-Safra with respect to the proposed acquisition of Chiquita by Cutrale-Safra, the tender offer and the related merger, including the timing of the completion of the tender offer and the merger, under the merger agreement between Chiquita and Cutrale-Safra. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the risk that the acquisition of Chiquita and the tender offer and the merger may not be consummated in a timely manner as a result of pending regulatory approvals. Neither Chiquita nor Cutrale-Safra assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

October 27, 2014

Dear [Supplier / Grower]:

We want to share some important news about Chiquita. Chiquita has entered into a definitive agreement to be acquired by the Cutrale Group and the Safra Group (Cutrale-Safra).

Chiquita and Fyffes have terminated our merger agreement and Chiquita’s Board has unanimously determined that reaching an agreement with Cutrale-Safra is in the best interests of all of Chiquita’s stakeholders.

If you are unfamiliar with Cutrale-Safra, let me provide some additional detail on both companies. The Cutrale Group is one of the world's most highly regarded agribusiness and juice companies with global operations including oranges, apples, peaches, lemons and soybeans. The Safra Group is a leading global financial services firm with a strong track record of successful investments in major industries, including banking, real estate and agribusiness.

Through Cutrale-Safra’s investment, we will gain a backdrop of Cutrale-Safra's substantial experience in all aspects of the fruit and juice value chain and extensive financial expertise that will enhance Chiquita’s long-term growth prospects for the benefit of all our stakeholders, including our suppliers and growers. We have a tremendous amount of respect for the entire Cutrale-Safra team, especially their knowledge and understanding of global agribusiness, shipping and manufacturing.

Chiquita’s strong position in bananas and salads and healthy snacks segment will be enhanced by access to Cutrale’s capabilities and expertise from its existing fresh fruit portfolio, creating a stronger Chiquita. As a result of this transaction, we expect that you and your colleagues will benefit from Chiquita having access to the resources and expertise of Cutrale-Safra to help in its future growth. Chiquita and Fresh Express are some of the most recognizable brands in the sector, and we are confident that Cutrale-Safra will be good stewards of the business moving forward.

You continue to be a valued member of our team and we appreciate your many contributions to making our business a success. We know we can continue to count on you to deliver the exceptional quality product and service our customers and consumers have come to expect.

We anticipate that the transaction will close by the end of the year or early 2015. Until the transaction closes, we will continue to operate as separate companies and it will be business as usual at Chiquita. Please be assured that we will keep you informed of any important developments. If you have any questions or concerns, please do not hesitate to contact us.

We look forward to working with you as we begin this exciting new chapter and appreciate your continued support.

Sincerely,

[Chiquita Contact]

TITLE

No Offer or Solicitation

A tender offer for the outstanding shares of Chiquita has not yet commenced. This communication also is not intended to and does not constitute an offer to buy or the solicitation of an offer to sell any securities. When the tender offer is commenced, Cavendish Acquisition Corporation (“Cavendish”), a direct wholly owned subsidiary of Cavendish Global Limited, a private limited company jointly owned by Burlingtown UK LTD and Erichton Investments Ltd., which are affiliates of the Cutrale Group and the Safra Group, respectively, will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and thereafter Chiquita will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Important Additional Information Has Been Filed and Will Be Filed With The SEC

Cutrale-Safra will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents, and Chiquita will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer by Cavendish with the SEC following the commencement of Cavendish’s tender offer for all outstanding shares of Chiquita common stock. Any Tender Offer Statement filed by Cutrale-Safra and any Solicitation/Recommendation Statement filed by Chiquita that is required to be mailed to shareholders will be mailed to shareholders of Chiquita. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (including an offer to purchase, a Form of letter of transmittal and other tender offer related documents) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND ANY AMENDMENTS THERETO, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202.

Forward-Looking Statements

This communication contains certain “forward-looking statements” with respect to certain plans and objectives of Chiquita and Cutrale-Safra with respect to the proposed acquisition of Chiquita by Cutrale-Safra, the tender offer and the related merger, including the timing of the completion of the tender offer and the merger, under the merger agreement between Chiquita and Cutrale-Safra. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the risk that the acquisition of Chiquita and the tender offer and the merger may not be consummated in a timely manner as a result of pending regulatory approvals. Neither Chiquita nor Cutrale-Safra assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.